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                          November 29, 2022

       Kenneth Nicholson
       Chief Executive Officer
       FTAI Infrastructure Inc.
       1345 Avenue of the Americas, 45th Floor
       New York, New York 10105

                                                        Re: FTAI Infrastructure
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2022
                                                            File No. 333-268507

       Dear Kenneth Nicholson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Michael J. Schwartz